Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MDC Partners Inc.:

We consent to the incorporation by reference in this Registration Statements on Form S-8 of MDC Partners Inc. ( the “Company”) of our report dated March 15, 2006, except as to Note 11, which is as of March 15, 2007, relating to the consolidated balance sheet as at December 31, 2005 and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2005 and 2004, and the related financial statements schedule II, which appears in the December 31, 2006 Annual Report on Form 10-K of the Company.

/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
August 17, 2007